BB 6/4

02021920

UNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52194

SEC MAIL RECEIVED PROCESSING
APR 30 2002
WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Name: Midas Securities LLC
Old Name: Liquidgreen Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10353 Mississippi
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hunter, Atkins & Russell PLC
(Name — *if individual, state last, first, middle name*)

5805 N. Grand Suite D (Address) Oklahoma City (City) OK (State) 73118 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

aPs 6/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Casey J Russell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquidgreen Brokerage Services LLC, as of 12/31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Casey J Russell CPA
Signature

Partner, Hunter, Atkins & Russell PLC
Title

Georgina K Hunter
Notary Public
expires 9-14-03

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIQUIDGREEN BROKERAGE SERVICES, LLC

Financial Statements and Auditor's Report Thereon

as of and for the Year Ending

December 31, 2001

TABLE OF CONTENTS

HUNTER, ATKINS & RUSSELL, PLC
CERTIFIED PUBLIC ACCOUNTANTS

A.T.(Al) Hunter
Dennis Atkins
Casey Russell

Member SEC
Practice Section

5805 North Grand Suite D
Oklahoma City, OK73118
Mail: P.O. Box 12056
Oklahoma City, OK 73157
Telephone: (405) 843-3964
Fax: (405) 843-9975
E-mail: HARCPAS@hotmail.com

The Board of Directors and Members
Liquidgreen Brokerage Services, LLC

In planning and performing our audit of the financial statements and supplemental information of Liquidgreen Brokerage Services, LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 16c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verfications and comparisons.

2. Recording of differences required by rule 17a-13

3. Complying with the requirement for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules labeled as supplemental information in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

April 25, 2002

LIQUIDGREEN BROKERAGE SERVICES, LLC
Statement of Financial Condition
December 31, 2001

Assets		
Cash in Bank		6,184
Commissions Receivable		1,386
Total Assets	$	7,570
Liabilities and Members' Capital		
Accrued Expenses		1,000
Members's Capital		6,570
Total Liabilities and Members' Capital	$	7,570

The accompanying notes are an integral part of these financial statements

LIQUIDGREEN BROKERAGE SERVICES, LLC

Statement of Activities and Changes in Members' Capital

As of and for the Year Ending December 31, 2001

	Revenues	
Interest Income		194
Other Income		1,678
	Total Revenues	1,872
	Expenses	
General and Administrative Expenses		3,049
	Total Expenses	3,049
	Net Loss	(1,177)
Beginning Members' Capital		83,491
Return of Capital to Members		(75,744)
Ending Members' Capital		$ 6,570

The accompanying notes are an integral part of these financial statements

LIQUIDGREEN BROKERAGE SERVICES, LLC
Statement of Cash Flows
As of and for the Year Ending December 31, 2001

Cash flows from operating activities:		
Net Loss		(1,177)
Adjustments to reconcile (loss) to net cash provided (used) by operating activities:		
Depreciation		-
Decrease (increase) in commissions receivable		(1,386)
Increase (decrease) in accrued expenses		(1,000)
Net cash provided (used) by operating activities:		(3,563)
Cash flows from financing activities:		
Return of capital to members		(51,678)
Cash flows provided (used) by financing activities		(51,678)
Net decrease in cash		(55,241)
Cash at beginning of period		61,425
Cash at end of period	$	6,184

Supplemental Information:

Non-Cash Transactions:

Fixed assets distributed to members at book value	$	24,066.00

The accompanying notes are an integral part of these financial statements

LIQUIDGREEN BROKERAGE SERVICES, LLC
Statement of Changes in Liabilities Subordinated to
Claims of General Creditors
December 31, 2001

Balances at January 1, 2001	$ -
Increases	-
Decreases	-
Balance at December 31, 2001	$ -

The accompanying notes are an integral part of these financial statements

LIQUIDGREEN BROKERAGE SERVICES, LLC
Notes to Financial Statements
December 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidgreen Brokerage Services, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company's customers are primarily located in the State of California.

For purposes of reporting cash flows, cash and cash equivalent include cash on hand and highly liquid investments with original maturities of three months or less.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of approximately $6,570 and net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital 6.57 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 3 - POSSESSION OR CONTROL REQUIRMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)ii by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

NOTE 4 - INCOME TAXES

The Company is a Limited Liability Corporation taxed as a partnership. All taxable income and all operating losses flow through to the members. Accordingly, there is no provision for income taxes.

NOTE 5 - RETURN OF CAPITAL

During the year ending December 31, 2001 the Company distributed capital to its members of $51,678 in cash and $24,066 in fixed assets carried on the Company's records at $24,066.

LIQUIDGREEN BROKERAGE SERVICES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

Computation of Net Capital		
Total members' equity qualified for net capital	$	6,570
Total capital and allowable subordinated liabilities		6,570
Deductions and /or charges:		
Non-allowable assets:		-
Net capital before haircuts on securities positions		6,570
Haircuts on securities (computed, where applicable pursuant to rule 15c3-1(f)		-
Net Capital	$	6,570
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	1,000
Total aggregate indebtedness	$	1,000
Computation of Basis Net Capital Requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	67
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	1,570
Ratio: Aggregrate indebtedness to net capital		6.57 to 1

Reconcilation with Company's Computation
The differences in the computation of net capital under rule 15c3-1 from the Company's computation are as follows:

Net Capital per client's Part II (unaudited) FOCUS report	$	6,576
Audit adjustments not booked as of December 31, 2001		(6)
Net Capital per audited financial statements	$	6,570

LIQUIDGREEN BROKERAGE SERVICES, LLC
Computation for Determination of Reserve Requirments Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm Southwest Securities, Inc.

HUNTER, ATKINS & RUSSELL, PLC
CERTIFIED PUBLIC ACCOUNTANTS

A.T.(Al) Hunter
Dennis Atkins
Casey Russell

Member SEC
Practice Section

5805 North Grand Suite D
Oklahoma City, OK73118
Mail: P.O. Box 12056
Oklahoma City, OK 73157
Telephone: (405) 843-3964
Fax: (405) 843-9975
E-mail: HARCPAS@hotmail.com

The Board of Directors and Members
Liquidgreen Brokerage Services, LLC

In planning and performing our audit of the financial statements and supplemental information of Liquidgreen Brokerage Services, LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 16c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verfications and comparisons.

2. Recording of differences required by rule 17a-13

3. Complying with the requirement for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized used or authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

Hunter, Atkins & Russell PLC

April 25, 2002